2002 ANNUAL REPORT


03056914



NITTANY FINANCIAL CORP.

CULTIVATING OUR COMMUNITY'S FUTURE



Contents

Nittany Financial Corporation is a $180 million unitary thrift holding company headquartered in State College, Pennsylvania. Nittany Bank, the primary subsidiary of Nittany Financial Corporation, operates four community offices in the State College region. Founded in 1998, Nittany Bank is a federally-chartered FDIC-insured financial institution. The company also operates two investment subsidiaries, Nittany Asset Management Inc. and Vantage Investment Advisors, LLC.

OUR VISION

Nittany Financial Corp. and Nittany Bank exist today because of the confidence and entrepreneurial spirit of our neighbors and friends who invested in our vision of a local community financial institution, headquartered and operated soley in State College, bringing world-class financial services to the region. The Board of Directors, Management and Employees of Nittany Bank and Nittany Financial Corp. thank you and pledge our energies towards continuing the success of this venture and enrichment of our shareholders, employees and community.

Our continued mission is to build a lasting tradition in financial services for the State College area. We will accomplish this goal through competitive solutions for our customers; care for our community, and building a family of dedicated and professional employees. Through these efforts, we pledge to make Nittany Financial Corp. a rewarding and proud investment for our shareholders.

Financial Highlights

Balance Sheet ($ in thousands)	2002	2001	2000
* Gross Loans Held for Investment	125,432	74,437	43,760
Total Allowance for Loan Losses	1,177	650	344
Total Net Loans	124,255	73,787	43,416
* Total Assets	179,659	124,782	69,420
* Total Deposits	156,852	98,521	53,875
Total Borrowings	11,757	16,528	8,600
Total Equity	9,905	8,962	6,360
Shares Outstanding (actual)	1,367,230	1,133,293	780,312

Income Statement ($ in thousands)	2002	2001	2000
Net Interest Income	4,404	2,255	1,681
Loan Loss Provisions	543	321	157
Total Noninterest Income	595	462	264
Total Noninterest Expense	3,158	2,171	1,638
Net Income Before Taxes	1,298	225	150
Income Taxes	411	0	0
* Net Income	887	225	150

Per Share Items ($)	2002	2001	2000
Book Value	7.24	7.91	8.15
Tangible Book Value	6.66	7.20	7.06
Diluted EPS	0.60	0.18	0.15

Performance Ratios (%)	2002	2001	2000
ROAA	0.57	0.25	0.26
ROAE	9.47	3.07	2.56
Net Interest Margin	2.93	2.59	3.06
Efficiency Ratio	63.17	79.92	84.21
Loans/Deposits	79.97	75.55	81.23

Asset Quality Ratios (%)	2002	2001	2000
NPAs/Assets	0.09	0.17	0.06
Reserves/Loans	0.94	0.87	0.79
Reserves/NPAs	713.33	309.52	839.02


* Gross Loans
$125,432
$74,437
$43,760
00'
01'
02'
* Total Assets
$179,659
$124,782
$96,420
00'
01'
02'
* Total Deposits
$156,852
$98,521
$53,875
00'
01'
02'
* Net Income
$887,000
$225,000
$150,000
00'
01'
02'


To Our
Shareholders

As explained further in this 2002 Annual Stockholders Report, based upon asset size, net income, loan originations, stock price, and nearly every other standard applied to public financial institutions, 2002 was a record year for Nittany Financial Corp. Accordingly, we want to first thank our customers, employees, directors and stockholders for their continued business and support. As a community financial institution, which strives to control operating expenses, we limit our marketing budget, and customer referrals have always been, and continue to be, our primary source of business.

FINANCIAL BENCHMARKS

Our assets increased dramatically from approximately $125 million at December 31, 2001 to approximately $180 million at December 31, 2002, and net income increased from approximately $225,000 ($0.18 per diluted share) for 2001 to approximately $887,000 ($.60 per share diluted) for 2002. The increase in asset size and net income primarily resulted from our core business. For example, net loans increased from $74 million at December 31, 2001 to $125 million at December 31, 2002, and total deposits increased from $99 million to $157 million. Net interest income increased from $2.25 million for the year ended December 31, 2001 to $4.40 million for 2002. Net income nearly quadrupled, despite the addition of $543,000 to our provision for loan losses and a $412,000 provision for income taxes for 2002, as compared to a $321,000 provision for loan losses and no income taxes for 2001.

Nittany Bank continues to emphasize prudent, yet flexible, lending practices, by primarily originating loans secured by residential and commercial real estate in the State College area. As a result, the Bank's level of non-performing loans to total assets is far below the industry average at only 0.09% on December 31, 2002.

The Bank continues to increase its market share of deposits in the State College area. This growth was achieved primarily through funds deposited in the Bank's competitive core checking and savings accounts. At December 31, 2002, approximately 88% of the Bank's total deposits consisted of core checking accounts, savings accounts and money market accounts, as opposed to more volatile and often higher-cost certificates of deposits.

COMMON STOCK

Since inception in October 1998, Nittany Financial Corp. has completed three public stock offerings totaling approximately $9.3 million. The Corporation issued a 10% stock dividend in January 2001, a 10% stock dividend in January 2002 and a 20% stock dividend in February 2003. As a result of the dividends, persons purchasing stock in the IPO have a basis of $6.89 per share. Since the issuance of the 20% stock dividend on February 15, 2003 through March 31, 2003, the price of our common stock has generally traded between $15.00 and $17.00 per share. As such, the return to our stockholders has been strong, despite the depressed and volatile equity markets that have existed during the past three years.



RECENT EVENTS

On January 1, 2002, Nittany acquired Vantage Investment Advisors, LLC ("Vantage"), a Registered Investment Advisor. Vantage manages over $140 million of investments for nearly 500 individuals, trusts, corporations, partnerships, pensions, IRAs and other qualified and non-qualified tax-deferred benefit plans. Vantage provides fee based asset management for individuals and small businesses, while Nittany's existing investment subsidiary, Nittany Asset Management, continues to conduct securities trading for clients on a commission-based basis. In January 2003, Nittany Bank also announced that it will be moving from the existing small office on Rolling Ridge Drive in the Hills Plaza across the street to a much larger building at 1900 South Atherton at the former site of the Shoney's Restaurant. The new office, which is expected to open near the end of June, will include three drive-in lanes and a drive-up ATM, as well as a much larger office and staff.

THANK YOU

We again, sincerely thank our officers, directors, advisory directors and employees for their commitment and dedication to Nittany, our stockholders and our customers. We continually receive compliments from customers about the superior, prompt and personalized services offered by our employees. This does not happen by accident. The group of professionals that make up the Nittany Bank family work hard together toward the common goals of the company. We continue to be proud of their commitment.

In 1998, we established Nittany Bank with the purpose of providing the State College area a hometown bank. The State College area is heavily over-banked. There are dozens of companies, including banks, credit unions, mortgage companies, brokerage firms and insurance companies which offer competing products. However, unlike the other financial institutions, which consist primarily of large regional, financial institutions headquartered out of the area, Nittany Bank is the only FDIC-insured financial institution headquartered and operated solely in State College. Our officers and their families reside in the area, decision making is made locally, nearly all of our loans are serviced by the Bank and our funds are invested primarily in loans to State College businesses and secured by property located in the State College area. Even our name, "Nittany Bank," is synonymous with State College Pennsylvania. We truly are State College's "hometown bank." We thank you and ask your continued support as both a stockholder and customer of Nittany.

Sincerely,





David Z. Richards, Jr.
President and CEO

Samuel J. Malizia
Chairman of the Board


Highlights
of the Year

VANTAGE INVESTMENT ADVISORS, LLC

On January 1, 2003, Nittany Financial acquired Vantage Investment Advisors, LLC. This marks a new era of investment services for the Nittany family. Vantage can handle individual investment plans, as well as business pension plans. The combination of objective investment advice, extensive due diligence, and professional portfolio management allows Vantage to provide a comprehensive approach to asset management. With over $140 million of investments under management, the Vantage team is an exciting addition to Nittany Financial and adds to our professional money management services for State College area residents and businesses.


VANTAGE
INVESTMENT • ADVISORS, LLC



LENDING

The Lending arm of Nittany Bank celebrated a banner year in 2002:

- Approved by SBA to handle small business financing
- Added new outlets for secondary market residential loans, and can now offer a full array of in-house and secondary market lending
- A 71% growth in the loan portfolio
- Continued to bolster loan loss reserves, despite credit quality that remains among the best in the industry



NITTANY CHECKING AND NITTANY SAVINGS

Customers are moving deposits to Nittany Bank in record numbers. The easy to use "Switch Kit" makes switching to Nittany Bank hassle free.

The chart on this page shows that in only the fourth year of operation, Nittany Bank now ranks fourth in the State College market.

DEPOSIT MARKET SHARE FOR STATE COLLEGE, PA

As of June 30, 2002

Rank	Institution (Headquarters ST)	Number of Branches	Total Deposits in Market ($M)	Total Market Share (%)
1	Omega Financial Corp. (PA)	8	205.1	21.73
2	PNC Financial Services Group (PA)	4	201.8	21.38
3	Royal Bank of Scotland Group	5	170.4	18.06
4	Nittany Financial Corp. (PA)	4	127.5	13.51
5	M&T Bank Corp. (NY)	4	94.7	10.03
6	Northwest Bancorp Inc. (MHC) (PA)	3	56.7	6.01
7	Sovereign Bancorp Inc. (PA)	2	38.9	4.12
8	First Commonwealth Financial (PA)	1	22.3	2.36
9	Reliance Savings Bank (PA)	1	15.9	1.69
10	AmeriServ Financial Inc. (PA)	1	9.5	1.01
	Total for 11 institutions in market	**35**	**943.8**	

Note: Institutions may operate branches without housing deposits at the facility. Additionally, branches opened since the FDIC's most recent Summary of Deposits will not contribute to the institution's deposit totals.



Directors, Officers, and Employees

DIRECTORS AND OFFICERS

Directors of Nittany Financial Corp. and Nittany Bank

Samuel J. Malizia
Chairman of the Board
Managing Partner
Malizia, Spidi & Fisch

David Z. Richards, Jr.
President and
Chief Executive Officer

William A. Jaffe
Secretary
Owner
The Jaffe Group

David K. Goodman, Jr.
Owner
D.C. Goodman & Sons

J. Garry McShea
Owner
J.G. McShea Construction

Donald J. Musso
Owner
FinPro, Inc.

D. Michael Taylor
Owner
DMT Projects

OFFICERS OF NITTANY BANK

David Z. Richards, Jr.
President and
Chief Executive Officer

Richard C. Barrickman
Senior Vice President
Lending

John E. Arrington
Vice President
Retail Banking

Scott R. Lamb
Vice President
Commercial Lending

Gary M. Bradley
Vice President and
Chief Accounting Officer

Virginia McAdoo
Vice President
Retail Banking Support

Alta Corman-Wolf
Assistant Vice President

Penelope Rhoades
Assistant Vice President

Edward Conklin
Assistant Vice President

Michele Bush
Assistant Vice President



OFFICERS OF VANTAGE INVESTMENT ADVISORS, LLC

Robert R. Thomas
President and
Chief Executive Officer

Jill W. Stonebraker
Vice President and
Chief Operating Officer

OFFICERS OF NITTANY ASSET MANAGEMENT

David Z. Richards, Jr.
Chief Executive Officer

John E. Arrington
President

EMPLOYEES

College Avenue
Tina Hyduke
Lisa Williams
Kelly Lenard
Jill Ausherman
Ben Tolton
Beth Stewart

East College Avenue
Susan Stiles
Elizabeth Hall
Michelle Fusco
Kate Taylor
Diane Haslet

North Atherton
Amy Grove
Cindy Conron
Patti Rhodes
Fernando Arroyo

South Atherton
Jessica Chobody
Andrea Fuchs
Trish McIlvaine
Jane Buchan

Nittany Asset Management
Jeff Lehmann

Accounting & Operations Dept.
Leslie Shelleman
Lisa Bechtol
Melanie Andrews
Victoria Geusic
Mary Kuhar

Vantage Investment Advisors, LLC
Sherry Confer

Lending
LeAnn Houser
Jay Hummer
Becky Fultz
Brenda Swarner
Dorothea Stitzer
Jen LeClair

Facilities
Mike Derby
Floyd Imler

Technology
Jeremy Burris



Financial
Contents

NITTANY FINANCIAL CORP.
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2002

SNODGRASS

Certified Public Accountants and Consultans

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
NITTANY FINANCIAL CORP.

We have audited the consolidated balance sheet of Nittany Financial Corp. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nittany Financial Corp. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

S. R. Snodgrass, A.C.

WEXFORD, PA
JANUARY 31, 2003

NITTANY FINANCIAL CORP.
CONSOLIDATED BALANCE SHEET

	December 31,	
	2002	2001
ASSETS		
Cash and due from banks	$ 618,937	$ 359,187
Interest-bearing deposits with other banks	5,233,136	5,753,971
Cash and cash equivalents	5,852,073	6,113,158
Investment securities available for sale	6,024,009	13,188,065
Investment securities held to maturity (estimated market value of $38,727,563 and $27,789,824)	38,359,925	27,796,205
Loans receivable	125,431,701	74,436,975
Less allowance for loan losses	1,177,141	649,565
Net loans	124,254,560	73,787,410
Premises and equipment	1,941,009	1,344,262
Federal Home Loan Bank stock	1,175,400	710,700
Goodwill	799,217	799,217
Accrued interest and other assets	1,252,839	1,043,117
TOTAL ASSETS	$ 179,659,032	$ 124,782,134
LIABILITIES		
Deposits:		
Noninterest-bearing demand	$ 6,159,204	$ 4,094,714
Interest-bearing demand	18,717,951	14,802,415
Money market	27,517,955	13,827,084
Savings	86,498,462	46,600,107
Time	17,958,397	19,196,916
Total deposits	156,851,969	98,521,236
Short-term borrowings	1,141,104	8,714,554
Other borrowings	10,615,650	7,813,775
Accrued interest payable and other liabilities	1,145,853	770,753
TOTAL LIABILITIES	169,754,576	115,820,318
STOCKHOLDERS' EQUITY		
Serial preferred stock, no par value; 5,000,000 shares authorized, none issued	-	-
Common stock, $.10 par value; 10,000,000 shares authorized, 1,367,230 and 1,133,293 issued and outstanding	136,723	113,329
Additional paid-in capital	11,045,912	11,069,804
Retained deficit	(1,268,694)	(2,155,207)
Accumulated other comprehensive loss	(9,485)	(66,110)
TOTAL STOCKHOLDERS' EQUITY	9,904,456	8,961,816
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 179,659,032	$ 124,782,134

See accompanying notes to the consolidated financial statements.

NITTANY FINANCIAL CORP.
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31	
	2002	2001
INTEREST AND DIVIDEND INCOME		
Loans, including fees	$ 7,020,575	$ 4,355,806
Interest-bearing deposits with other banks	132,997	297,961
Investment securities	1,742,704	1,208,035
Total interest and dividend income	8,896,276	5,861,802
INTEREST EXPENSE		
Deposits	3,824,151	3,075,634
Short-term borrowings	198,191	152,502
Other borrowings	470,277	378,862
Total interest expense	4,492,619	3,606,998
NET INTEREST INCOME	4,403,657	2,254,804
Provision for loan losses	543,000	320,500
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,860,657	1,934,304
NONINTEREST INCOME		
Service fees on deposit accounts	468,644	347,971
Investment securities gains, net	7,450	21,487
Other	119,776	92,269
Total noninterest income	595,870	461,727
NONINTEREST EXPENSE		
Compensation and employee benefits	1,569,018	1,035,192
Occupancy and equipment	503,213	353,703
Other	1,086,034	782,147
Total noninterest expense	3,158,265	2,171,042
Income before income taxes	1,298,262	224,989
Income taxes	411,749	-
NET INCOME	$ 886,513	$ 224,989
EARNINGS PER SHARE		
Basic	$ 0.65	$ 0.19
Diluted	0.60	0.18

See accompanying notes to the consolidated financial statements.

NITTANY FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Income
Balance, December 31, 2000	$ 78,031	$ 7,652,275	$ (1,221,659)	$ (149,075)	$ 6,359,572	
Net income			224,989		224,989	$ 224,989
Other comprehensive income:						
Unrealized gain on available for sale securities net of reclassification adjustment, net of taxes of $42,740				82,965	82,965	82,965
Comprehensive income						$ 307,954
Sale of 250,000 shares of common stock net of offering costs	25,000	2,269,912			2,294,912	
Ten percent stock dividend (including cash paid for fractional shares)	10,298	1,147,617	(1,158,537)		(622)	
Balance, December 31, 2001	113,329	11,069,804	(2,155,207)	(66,110)	8,961,816	
Net income			886,513		886,513	$ 886,513
Other comprehensive income:						
Unrealized gain on available for sale securities net of reclassification adjustment, net of taxes of $29,170				56,625	56,625	56,625
Comprehensive income						$ 943,138
Exercise of stock options	17	1,353			1,370	
Twenty percent stock split, effected in the form of a stock dividend (including cash paid for fractional shares)	23,377	(25,245)			(1,868)	
Balance, December 31, 2002	$ 136,723	$ 11,045,912	$ (1,268,694)	$ (9,485)	$ 9,904,456	

	2002	2001
Components of other comprehensive income:		
Change in net unrealized gain on investment securities available for sale	$ 61,542	$ 97,146
Realized gains included in net income, net of taxes of $2,533 and $7,306, respectively	(4,917)	(14,181)
Total	$ 56,625	$ 82,965

See accompanying notes to the consolidated financial statements.

NITTANY FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2002	2001
OPERATING ACTIVITIES		
Net income	$ 886,513	$ 224,989
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	543,000	320,500
Depreciation, amortization, and accretion, net	564,027	194,550
Investment securities gains, net	(7,450)	(21,487)
Increase in accrued interest receivable	(264,491)	(135,249)
Decrease in accrued interest payable	(23,737)	(49,851)
Other, net	422,568	(24,635)
Net cash provided by operating activities	2,120,430	508,817
INVESTING ACTIVITIES		
Investment securities available for sale:		
Purchases	-	(9,820,149)
Proceeds from sale	37,450	2,388,750
Proceeds from principal repayments and maturities	7,140,496	9,211,168
Investment securities held to maturity:		
Purchases	(40,191,128)	(26,591,322)
Proceeds from principal repayments and maturities	29,334,515	3,305,845
Net increase in loans receivable	(50,984,005)	(30,696,611)
Purchase of FHLB stock	(464,700)	(180,700)
Purchase of premises and equipment	(814,671)	(1,115,048)
Net cash used for investing activities	(55,942,043)	(53,498,067)
FINANCING ACTIVITIES		
Net increase in deposits	58,330,733	44,646,385
Net increase (decrease) in short-term borrowings	(7,573,450)	6,714,554
Proceeds from other borrowings	4,000,000	2,000,000
Repayment of other borrowings	(1,198,125)	(786,225)
Proceeds from sale of common stock	-	2,294,912
Exercise of stock options	1,370	-
Cash paid in lieu of fractional shares	-	(622)
Net cash provided by financing activities	53,560,528	54,869,004
Increase (decrease) in cash and cash equivalents	(261,085)	1,879,754
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,113,158	4,233,404
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 5,852,073	$ 6,113,158

SUPPLEMENTAL CASH FLOW DISCLOSURE

	2002	2001
Cash paid during the year for:		
Interest on deposits and borrowings	$ 4,516,356	$ 3,656,849
Income taxes	119,000	10,000

See accompanying notes to the consolidated financial statements.

NITTANY FINANCIAL CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nittany Financial Corp. (the "Company") was incorporated under the laws of the State of Pennsylvania for the purpose of becoming a unitary savings and loan holding company. The Company presently has two operating subsidiaries, Nittany Bank (the "Bank"), a federal stock savings institution and Nittany Asset Management, Inc. ("Nittany") an investment products and services company. The Bank's principal sources of revenue are derived from its commercial, commercial mortgage, residential real estate, and consumer loan financing, investment portfolios and deposit services offered to its customers. The Company's business is conducted by its wholly-owned subsidiaries, the Bank and Nittany, both located in State College, Pennsylvania. The Company and Nittany are subject to regulation and supervision by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of Thrift Supervision ("OTS").

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries, the Bank and Nittany. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company's financial statements is carried at the parent company's equity in the underlying net assets.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the Consolidated Balance Sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

INVESTMENT SECURITIES

Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management's intentions and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of stockholders' equity until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank represents ownership in an institution that is wholly-owned by other financial institutions. This equity security is accounted for at cost and classified separately on the Consolidated Balance Sheet.

LOANS RECEIVABLE

Loans receivable are stated at their unpaid principal amounts, net of the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. Interest accrued on loans more than 90 days delinquent is generally offset by a reserve for uncollected interest and is not recognized as income.

LOANS RECEIVABLE (CONTINUED)

The accrual of interest is generally discontinued when management has doubts about further collectibility of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Payments received on nonaccrual loans are either applied to principal or reported as interest income, according to management's judgment as to the collectibility of principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as adjustments of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management's evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

A commercial or commercial real estate loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All commercial and commercial real estate loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogenous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PREMISES AND EQUIPMENT

Premises, leasehold improvements, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the useful lives of the related assets, which range from three to ten years for furniture, fixtures, and equipment and 40 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from three to five years. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

GOODWILL

Goodwill is the excess cost over the fair market value of assets acquired in connection with business acquisitions and was being amortized on the straight-line method over 20 years, prior to January 1, 2002. On January 1, 2002, the Company adopted FAS No. 142, *Goodwill and Other Intangible Assets*, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company, upon adoption of this Statement, stopped amortizing existing goodwill of $799,217. In addition, the Company performed its initial impairment analysis of goodwill and other intangible assets and determined that the estimated fair value exceeded the carrying amount.

INCOME TAXES

Income tax expense consists of current and deferred taxes. Current income tax provisions or benefits approximate taxes to be paid or refunded for the applicable year. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with these temporary differences, such as the tax operating loss carryforward, will be realized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that realization will not occur in the near term.

COMPREHENSIVE INCOME

The Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company's other comprehensive income is comprised exclusively of net unrealized holding gains and losses on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

EARNINGS PER SHARE

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STOCK OPTIONS

The Company maintains a stock option plan for directors, officers, and employees. The Company accounts for its stock option plan under provisions of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plan because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

Had compensation expense for the stock option plan been recognized in accordance with the fair value accounting provisions of Statement of Financial Accounting Standards ("FAS") No. 123, *"Accounting for Stock-based Compensation,"* the net loss applicable to common stock and the basic and diluted net loss per share for the years ended December 31, would be as follows:

	2002	2001
Net income as reported	$ 886,513	$ 224,989
Less pro forma expense related to options	162,733	193,875
Pro forma	723,780	31,114
Basic net income pro forma per common share:		
As reported	$ 0.65	$ 0.19
Pro forma	0.53	0.03
Diluted net income per common share:		
As reported	$ 0.60	$ 0.18
Pro forma	0.49	0.03

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2001 and 2000: (1) risk-free interest rate of 5.03 and 6.68 percent; (2) expected volatility of 28.52 and 6.22 percent; and (3) expected lives of options ranging from eight to ten years.

CASH FLOW INFORMATION

Management has defined cash equivalents as cash and due from banks and interest-bearing deposits with other banks.

PENDING ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, *Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business*. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The adoption of this statement did not have a material effect on the Company's financial statements.

In April 2002, the FASB issued FAS No. 145, *Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PENDING ACCOUNTING PRONOUNCEMENTS (CONTINUED)

and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this statement is encouraged. The adoption of the effective portions of this statement did not have an impact on the Company's financial position or results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company's financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

On October 1, 2002, the FASB issued FAS No. 147, *Acquisitions of Certain Financial Institutions,* effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions,* and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method.* The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, *Business Combinations*, and FAS No. 142, *Goodwill and Other Intangible Assets.* This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises.

Upon adoption of this statement, the carrying amount of the previously recognized unidentifiable intangible asset related to branch acquisitions that was reclassified to goodwill was $799,217, while the related 2002 amortization expense that was reversed was $36,000, pre-tax. The Company will continue to review the remaining goodwill on an annual basis for impairment.

On December 31, 2002, the FASB issued FAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* which amends FAS No. 123, *Accounting for Stock-Based Compensation.* FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of

PENDING ACCOUNTING PRONOUNCEMENTS (CONTINUED)

stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies—regardless of the accounting method used—by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In November, 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

RECLASSIFICATION

Certain items in the prior year financial statements have been reclassified to conform to the presentation of the current year amounts. Such reclassifications did not affect stockholders' equity or net income.

2. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statements of Income will be used as the numerator. The following table sets forth a reconciliation of the denominator of the basic and diluted earnings per share computation.

	2002	2001
Weighted-average common shares used to calculate basic earnings per share	1,367,111	1,199,924
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	106,137	16,301
Weighted-average common shares and ommon stock equivalents used to calculate diluted earnings per share	1,473,248	1,216,225

3. INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities are summarized as follows:

	2002			
Available for sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Corporate securities	$ 1,704,304	$ 12,906	$ (89,268)	$ 1,627,942
Collateralized mortgage obligations issued by U.S. Government agencies	219,537	795	-	220,332
Mortgage-backed securities	4,046,525	35,345	(75)	4,081,795
Total debt securities	5,970,366	49,046	(89,343)	5,930,069
Equity securities	68,014	25,926	-	93,940
Total	$ 6,038,380	$ 74,972	$ (89,343)	$ 6,024,009

	2002			
Held to maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agency securities	$ 13,607,822	$ 56,872	$ (16,995)	$13,647,699
Corporate securities	511,294	6,534	-	517,828
Collateralized mortgage obligations issued by U.S. Government agencies	3,463,799	33,787	(3)	3,497,583
Mortgage-backed securities	20,777,010	289,531	(2,088)	21,064,453
Total	$ 38,359,925	$ 386,724	$ (19,086)	$38,727,563

	2001			
Available for sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agencysecurities	$ 3,167,804	$ -	$ (30,519)	$ 3,137,285
Corporate securities	1,723,854	-	(49,936)	1,673,918
Collateralized mortgage obligations issued by U.S. Government agencies	2,790,933	15,157	(14,485)	2,791,605
Mortgage-backed securities	5,535,694	6,605	(29,473)	5,512,826
Total debt securities	13,218,285	21,762	(124,413)	13,115,634
Equity securities	69,946	2,485	-	72,431
Total	$ 13,288,231	$ 24,247	$ (124,413)	$13,188,065

3. INVESTMENT SECURITIES (Continued)

Held to maturity	2001 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agency securities	$ 4,777,408	$ 12,416	$ (37,905)	$ 4,751,919
Collateralized mortgage obligations issued by U.S. Government agencies	8,018,179	33,085	(12,118)	8,039,146
Mortgage-backed securities	15,000,618	30,035	(31,894)	14,998,759
Total	$ 27,796,205	$ 75,536	$ (81,917)	$27,789,824

The amortized cost and estimated market value of investments in debt securities available for sale at December 31, 2002, by contractual maturity, are shown below. The Company's mortgage-backed securities and collateralized mortgage obligations have contractual maturities ranging from four to thirty years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due after one year through five years	$ 2,243,469	$2,277,407	$ 7,979,893	$ 8,051,647
Due after five years through ten years	256,404	267,630	13,850,592	14,034,712
Due after ten years	3,470,493	3,385,032	16,529,440	16,641,204
Total	$ 5,970,366	$5,930,069	$38,359,925	$38,727,563

The proceeds from the sales of investment securities available for sale and the gross gains realized for the year ended December 31, 2002 and 2001 were $37,450 and $7,450 and $2,388,750 and $21,487, respectively.

Investment securities with amortized cost and estimated market values of $3,826,749 and $3,893,013 at December 31, 2002 and $15,787,031 and $15,796,734 at December 31, 2001, were pledged to secure borrowings, public deposits, and other purposes as required by law.

4. LOANS RECEIVABLE

Loans receivable consists of the following at December 31:

	2002	2001
Real estate loans:		
Residential	$ 80,162,731	$ 44,497,665
Home equity	6,340,945	4,763,288
Commercial	26,700,842	15,462,923
Construction	2,223,986	1,236,149
Commercial	8,001,343	5,971,390
Consumer loans	2,048,248	2,530,515
	125,478,095	74,461,930
Less:		
Deferred loan fees, net	46,394	24,955
Allowance for loan losses	1,177,141	649,565
Total	$124,254,560	$ 73,787,410

4. LOANS RECEIVABLE (CONTINUED)

Aggregate loans of $60,000 or more extended to executive officers, directors, and corporations in which they are beneficially interested as stockholders, executive officers, or directors were $843,841 at December 31, 2002. An analysis of these related party loans follows:

2001	Additions	Repayments	2002
$ 1,681,327	$ 426,506	$ 1,263,992	$ 843,841

The Company's primary business activity is with customers located within its local trade area. Mortgage, consumer, and commercial loans are granted. Although the Company's loan portfolio is diversified at December 31, 2002 and 2001, the repayment of these loans is dependent upon the local economic conditions in its immediate trade area.

5. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended December 31, is as follows:

	2002	2001
Balance, January 1	$ 649,565	$ 343,673
Add:		
Provision charged to operations	543,000	320,500
Recoveries	13,629	-
Less loans charged off	29,053	14,608
Balance, December 31	$ 1,177,141	$ 649,565

6. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	2002	2001
Land	$ 375,000	$ 375,000
Leasehold improvements	1,292,718	144,646
Furniture and equipment	742,282	546,315
Construction in process	-	529,367
	2,410,000	1,595,328
Less accumulated depreciation and amortization	468,991	251,066
Total	$ 1,941,009	$ 1,344,262

Depreciation and amortization expense for the years ended December 31, 2002 and 2001 was $217,925 and $129,641, respectively.

7. GOODWILL

A summary of goodwill at December 31, is as follows:

	2002	2001
Gross carrying amount	$ 941,886	$ 941,886
Less accumulated amortization	(142,669)	(142,669)
Less impairment losses	-	-
Net carrying amount	$ 799,217	$ 799,217

Amortization expense amounted to $47,591 for 2001.

The gross carrying amount of goodwill was tested for impairment in the fourth quarter, after the annual forecasting process. Due to an increase in overall earning asset growth, operating profits and cash flows were greater than expected. Based on fair value of the reporting unit, estimated using the expected present value of future flows, no goodwill impairment loss was recognized in the current year.

7. GOODWILL (Continued)

The following table sets forth a comparison on net income and basic and diluted earnings per share adjusted for the adoption of FAS No. 142, *Goodwill and Other Intangible Assets:*

	2002	2001
Goodwill amortization	$ -	$ 47,591
Net income	$ 886,513	$ 224,989
Addback: Goodwill amortization (net of tax)	-	31,410
Adjusted net income	$ 886,513	$ 256,399
Basic earnings per share:		
Net income	$ 0.65	$ 0.19
Goodwill amortization	-	0.02
Adjusted basic earnings per share	$ 0.65	$ 0.21
Diluted earnings per share:		
Net income	$ 0.60	$ 0.18
Goodwill amortization	-	0.03
Adjusted diluted earnings per share	$ 0.60	$ 0.21

8. FEDERAL HOME LOAN BANK STOCK

The Association is a member of the Federal Home Loan Bank System. As a member, the Association maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh, at cost. The amount of investment, as determined by the Federal Home Loan Bank of Pittsburgh, is based on a percentage of outstanding home loan and unused borrowing capacity.

9. DEPOSITS

Time deposits at December 31, 2002 of $7,381,121, $2,739,162, $4,448,979, $395,173, $2,412,223, and $581,739 mature during 2003, 2004, 2005, 2006, 2007, and beyond 2007, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $4,557,406 and $5,744,636 at December 31, 2002 and 2001, respectively. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit as of December 31, 2002, are as follows:

Within three months	$ 1,300,757
Three through six months	629,764
Six through twelve months	304,400
Over twelve months	2,322,485
Total	$ 4,557,406

10. SHORT-TERM BORROWINGS

Short-term borrowings consisted of draws on the Bank's "RepoPlus" line of credit, fixed-rate, fixed-term advances through FHLB of Pittsburgh, and repurchase agreements. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities, and the Bank's investment in FHLB stock. The Bank's maximum available borrowing limit with the FHLB was approximately $94.9 million at December 31, 2002.

The following table sets forth information concerning repurchase agreements and short-term borrowings with the FHLB:

	2002	2001
Balance at year-end	$1,141,104	$ 8,714,554
Maximum amount outstanding at any month-end	9,231,709	8,714,554
Average balance outstanding during the year	8,449,857	4,764,442
Weighted-average interest rate:		
As of year-end	0.22%	2.51%
Paid during the year	2.35%	3.20%

11. OTHER BORROWINGS

The following table sets forth information concerning other borrowings:

Year Ending December 31,	2002 Amount	2002 Weighted-Average Rate	2001 Amount	2001 Weighted-Average Rate
2002	-	-	$ 1,198,125	7.07%
2003	$ 1,210,784	3.91%	1,210,784	3.91%
2004	224,253	6.21%	224,254	6.21%
2005	4,738,583	5.14%	2,738,582	6.19%
2006	253,828	6.21%	253,828	6.21%
2007	2,270,047	4.90%	-	-
2008 and after	1,918,155	5.70%	2,188,202	5.76%
	$ 10,615,650		$ 7,813,775	

During 2002, the Company entered into two unsecured lines of credit arrangements with other financial institutions that require monthly interest payments. The first line of credit has a borrowing limit of $3.0 million at an adjustable rate based on 30 day LIBOR plus 200 basis points, and matures June 30, 2003. The second line of credit has a borrowing limit of $1.5 million at an adjustable rate based on 30 day LIBOR plus 200 basis points, and matures August 14, 2007. At December 31, 2002, the Company had outstanding balances of $1,320,000 and $680,000, respectively, on these lines of credit. The remaining borrowings represent fixed rate advances from the Federal Home Loan Bank.

12. COMMITMENTS

In the normal course of business, the Company makes various commitments that are not reflected in the accompanying consolidated financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

The off-balance sheet commitments were comprised of the following:

	2002	2001
Commitments to extend credit:		
Fixed rate	$ 2,510,985	$ 5,365,455
Variable rate	11,250,309	13,329,087
	13,761,294	18,694,542
Letters of credit	-	156,813
Total	$ 13,761,294	$ 18,851,355

The range of interest rates on fixed rate loan commitments was 4.25 percent to 6.50 percent at December 31, 2002.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of undisbursed residential construction loans, available commercial and personal lines of credit, and loans approved but not yet funded. Fees from the issuance of the credit lines are generally recognized over the period of maturity.

12. COMMITMENTS (Continued)

The Company is committed under three non-cancelable operating leases for the Bank's office facilities with remaining terms through 2007. At December 31, 2002, the minimum rental commitments under these leases are as follows:

2003	$	146,802
2004		139,716
2005		102,576
2006		95,148
2007		39,645
Total	$	523,887

Occupancy and equipment expenses include rental expenditures of $143,842 and $150,040 for 2002 and 2001, respectively.

13. STOCKHOLDERS' EQUITY

COMMON STOCK OFFERING

On April 20, 2001, the Board of Directors approved the offering of the Company's common stock to existing shareholders and to the public. The offering began on June 12, 2001, and terminated on October 24, 2001. This offering resulted in 250,000 shares being issued with net proceeds from the issuance amounting to approximately $2,295,000. The Company used $2,069,000, or 90.1 percent, of the total proceeds for additional capitalization of the Bank.

STOCK DIVIDEND

The Board of Directors approved a ten percent stock dividend to stockholders of record as of December 31, 2001 payable January 15, 2002. As a result of the dividend, 102,981 additional shares of the Company's common stock were issued, common stock was increased by $10,298, surplus was increased by $1,147,617, and retained earnings decreased by $1,158,537.

STOCK SPLIT

On January 17, 2003, the Board of Directors approved a six-for-five stock split, payable in the form of a 20 percent stock dividend to stockholders of record January 31, 2003, payable on February 15, 2003. As a result, 233,772 additional shares of the Company's stock were issued, common stock was increased by $23,377 and surplus was decreased by $25,245.

Fractional shares paid were paid in cash. All average shares outstanding as of December 31, 2002, and all per share amounts as of December 31, 2002 and 2001, included in the financial statements are based on the increased number of shares after giving retroactive effect to the stock split paid as a stock dividend.

14. REGULATORY MATTERS

DIVIDEND RESTRICTIONS

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an OTS-chartered bank. OTS regulations require the Bank to give the OTS 30 days notice of any proposed declaration of dividends to the Company, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends by the Bank to the Company.

REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tangible and Core capital (as defined in the regulations) to adjusted assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2002 and 2001, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well-capitalized financial institution, Total risk-based, Tier 1 risk-based, and Core capital ratios must be at least ten percent, six percent, and five percent, respectively.

14. REGULATORY MATTERS (Continued)

REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

The following table reconciles the Bank's capital under accounting principles generally accepted in the United States of America to regulatory capital:

	2002	2001
Total stockholders' equity	$ 11,624,650	$ 8,651,373
Unrealized loss on securities	26,596	67,750
Goodwill	(799,217)	(799,217)
Tier I, core, and tangible capital	10,852,029	7,919,906
Allowance for loan losses	1,177,141	649,565
Total risk-based capital	$ 12,029,170	$ 8,569,471

The following table sets forth the Bank's capital position and minimum requirements for the years ended December 31:

	2002		2001	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 12,029,170	12.4 %	$ 8,569,471	13.8 %
For Capital Adequacy Purposes	7,779,280	8.0	4,977,760	8.0
To Be Well Capitalized	9,724,100	10.0	6,222,200	10.0
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 10,852,029	11.2 %	$ 7,919,906	12.7 %
For Capital Adequacy Purposes	3,889,640	4.0	2,488,880	4.0
To Be Well Capitalized	5,834,460	6.0	3,733,320	6.0
Core Capital (to Adjusted Assets)				
Actual	$ 10,852,029	6.1 %	$ 7,919,906	6.4 %
For Capital Adequacy Purposes	5,363,529	3.0	3,717,558	3.0
To Be Well Capitalized	8,939,214	5.0	6,195,929	5.0
Tangible Capital (to Adjusted Assets)				
Actual	$ 10,852,029	6.1 %	$ 7,919,906	6.4 %
For Capital Adequacy Purposes	2,681,764	1.5	1,858,779	1.5

15. EMPLOYEE BENEFITS

PROFIT SHARING PLAN

The Company maintains a non-contributory profit sharing plan (the "Plan") for officers and employees who have met the age and length of service requirements. The Plan is a defined contribution plan, with contributions based on a percentage of participants' salaries. In conjunction with the Plan, an integrated 401(k) salary reduction plan was also implemented.

The Company may make matching contributions equal to a discretionary percentage determined annually by the Board of Directors. Employee contributions are vested at all times, and the Company contributions are fully vested after six years. The Company recognized profit sharing and matching contributions for the year ended December 31, 2002 and 2001 of approximately $19,278 and $14,492, respectively.

15. EMPLOYEE BENEFITS (Continued)

STOCK OPTION PLAN

The Board of Directors adopted a stock option plan for directors, officers, and employees in which the number of shares with respect to which awards may be made available to the plan may not exceed 257,766 shares. These shares may be issued from authorized but unissued common stock, treasury stock, or shares purchased in the market. The stock options have expiration terms of ten years subject to certain extensions and terminations. The per share exercise price of a stock option is equal to the fair value of a share of common stock on the date the option is granted. Options are exercisable in annual installments of 33 1/3 percent and 25 percent for directors and 25 percent and 20 percent for officers and employees, primarily using the award date as the anniversary date.

The following table presents share data related to the outstanding options:

	2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of the year	253,406	$ 6.93	125,603	$ 6.87
Granted	-	-	128,205	7.01
Exercised	(198)	6.92	-	-
Forfeited	(739)	7.01	(402)	6.88
Outstanding, end of the year	252,469	$ 6.93	253,406	$ 6.93
Exercisable at year-end	180,965	$ 8.29	151,140	$ 6.90

The following table summarizes characteristics of stock options outstanding and exercisable at December 31, 2002:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
6.89	118,737	6.40	6.89	118,737	6.89
6.37	6,319	7.46	6.37	5,917	6.37
7.01	127,413	8.82	7.01	56,311	7.01
	252,469		6.93	180,965	8.29

16. INCOME TAXES

The components of income taxes for the years ended December 31, are summarized as follows:

	2002	2001
Current payable:		
Federal	$ 556,435	$ 106,547
State	95,906	18,921
	652,341	125,468
Deferred taxes	(108,737)	27,601
Adjustment to valuation allowance for deferred tax assets	(131,855)	(153,069)
Total	$ 411,749	$ -

16. INCOME TAXES (Continued)

The following temporary differences gave rise to the net deferred tax assets:

	2002	2001
Deferred tax assets:		
Net unrealized loss on securities	$ 4,886	$ 34,056
Allowance for loan losses	357,346	190,065
Organization costs	11,424	25,171
Loan origination costs	14,413	8,266
Net operating loss carryforward	18,128	31,799
Total gross deferred tax assets	406,197	289,357
Less valuation allowance	18,128	149,983
Deferred tax assets after allowance	388,069	139,374
Deferred tax liabilities:		
Premises and equipment	30,971	14,077
Goodwill	36,838	16,459
Total gross deferred tax liabilities	67,809	30,536
Net deferred tax assets	$ 320,260	$ 108,838

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

	2002		2001	
	Amount	% of Pre-tax Loss	Amount	% of Pre-tax Loss
Tax (benefit) at statutory rate	$ 441,409	34.0%	$ 76,496	34.0 %
State income, net of federal tax	54,426	4.2	-	-
Adjustment of valuation allowance for deferred tax assets	(104,074)	(8.0)	(80,169)	(35.6)
Other, net	19,988	1.5	3,673	1.6
Actual tax benefit and effective rate	$ 411,749	31.7%	$ -	- %

The Bank is subject to the Pennsylvania Mutual Thrift Institution's tax that is calculated at 11.5 percent of earnings based on accounting principles generally accepted in the United States of America with certain adjustments. At December 31, 2001, the Bank has an available net operating loss carryforward of approximately $223,000 for state tax purposes that expired in 2002. The Company also has available a net operating loss carryforward of approximately $270,000 for state income tax purposes which will expire in the years 2008 to 2012.

17. OTHER EXPENSES

The following is an analysis of other expenses:

	2002	2001
Professional fees	$ 143,731	$ 89,352
Data processing	250,884	157,293
ATM and debit card processing and supplies	131,221	94,732
Stationery, printing, supplies, and postage	127,573	110,049
Amortization of goodwill	-	47,591
Advertising	123,038	87,358
Other	309,587	195,772
Total	$ 1,086,034	$ 782,147

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31, are as follows:

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and due from banks and interest-bearing deposits with other banks	$ 5,852,073	$ 5,852,073	$ 6,113,158	$ 6,113,158
Investment securities and FHLB stock	45,559,334	45,926,972	41,694,970	41,668,589
Loans receivable	124,254,560	129,361,611	73,787,410	73,778,850
Accrued interest receivable	928,688	928,688	664,197	664,197
Financial liabilities:				
Deposits	$ 156,851,969	$ 157,594,969	$ 98,521,236	$ 99,068,236
Short-term borrowings	1,141,104	1,141,104	8,714,554	8,714,554
Other borrowings	10,615,650	11,399,650	7,813,775	8,041,875
Accrued interest payable	452,645	452,645	476,382	476,382

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets, such as deferred tax assets and premises and equipment, are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed estimates using discounted cash flows in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

CASH AND DUE FROM BANKS, INTEREST-BEARING DEPOSITS WITH OTHER BANKS, ACCRUED INTEREST RECEIVABLE, SHORT-TERM BORROWINGS, AND ACCRUED INTEREST PAYABLE

The fair value is equal to the current carrying value.

INVESTMENT SECURITIES AND FHLB STOCK

The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. FHLB stock represents ownership in an institution that is wholly-owned by other financial institutions. This equity security's fair value is equal to the current fair value.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

LOANS RECEIVABLE, DEPOSITS, AND OTHER BORROWINGS

The fair value of loans is estimated using discounted contractual cash flows generated using prepayment estimates. Discount rates are based upon current market rates generally being offered for new loan originations with similar credit and payment characteristics. Savings, checking, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and the other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowings of similar remaining maturities.

COMMITMENTS TO EXTEND CREDIT

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 12.

19. PARENT COMPANY

Following are condensed financial statements for Nittany Financial Corp.:

CONDENSED BALANCE SHEET

	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 80,947	$ 154,719
Investment securities available for sale	93,940	72,430
Investment in subsidiaries	11,660,607	8,661,571
Other assets	104,590	94,110
TOTAL ASSETS	$ 11,940,084	$ 8,982,830
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other borrowings	$ 2,000,000	$ -
Other liabilities	35,628	21,014
Stockholders' equity	9,904,456	8,961,816
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,940,084	$ 8,982,830

19. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,	
	2002	2001
INCOME	$ 8,664	$ 7,435
EXPENSES	76,764	63,072
Net loss before income tax benefit	(68,100)	(55,637)
Income tax (benefit) expense	3,269	(75,330)
Income before equity in undistributed net income of subsidiaries	(71,369)	19,693
Equity in undistributed net income of subsidiaries	957,882	205,296
NET INCOME	$ 886,513	$ 224,989

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2002	2001
OPERATING ACTIVITIES		
Net income	$ 886,513	$ 224,989
Adjustments to reconcile net income to net cash used for operating activities:		
Equity in undistributed net income of subsidiaries	(957,882)	(205,296)
Investment securities gains, net	(7,450)	-
Other, net	(26,544)	(58,211)
Net cash used for operating activities	(105,363)	(38,518)
INVESTING ACTIVITIES		
Purchase of investment securities available for sale	(28,429)	(69,945)
Sale of investment securities available for sale	37,450	-
Capital contribution to subsidiary bank	(1,978,800)	(2,108,580)
Net cash used for investing activities	(1,969,779)	(2,178,525)
FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	2,294,912
Exercise of stock options	1,370	-
Proceeds from other borrowings	2,000,000	-
Cash paid in lieu of fractional shares	-	(622)
Net cash provided by financing activities	2,001,370	2,294,290
Increase (decrease) in cash	(73,772)	77,247
CASH AT BEGINNING OF PERIOD	154,719	77,472
CASH AT END OF PERIOD	$ 80,947	$ 154,719

STOCK INFORMATION

NITTANY FINANCIAL CORP

Baird, Patrick & Co., Inc.
(212) 493-6600
20 Exchange Place
11th Floor
New York, NY 10005

E. E. Powell & Co.
(800) 282-1940
1100 Gulf Tower
Pittsburgh, PA 15219

Hill Thompson Magid, L.P.
(201) 434-6900
15 Exchange Place
Suite 800
Jersey City, NJ 07302

Knight Securities, L.P.
(201) 222-9400
Newport Tower
525 Washington Boulevard, 23rd Floor
Jersey City, NJ 07310

Monroe Securities, Inc.
(800) 766-5560
47 State Street
Second Floor
Rochester, NY 14614

Ryan Beck & Co., Inc.
(973) 597-6000
220 South Orange Avenue
Livingston, NJ 07039

Interested investors may contact their own broker or one of the above market makers.

CORPORATE INFORMATION

Corporate Headquarters
Nittany Financial Corp.
116 East College Avenue
State College, PA 16801
(814) 238-5724 * (412) 234-3677 FAX

Stock Information
Nittany Financial Corporation trades on the OTC Electronic Bulletin Board under the symbol "NTNY." At March 31, 2003, Nittany Financial Corp. had 1,403,225 shares of common stock outstanding and approximately 600 shareholders of record.

Financial Information
A copy of Nittany Financial Corp's Annual Report on Form 10-K without exhibits is available without charge to shareholders upon written request. Requests should be sent to Lisa Williams or visit our investor relations section on our website at www.nittanybank.com.

Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m. on Friday, May 23, 2003 at the Nittany Bank Financial Center, 2541 East College Avenue, State College, PA 16801.

Special Legal Counsel
Malizia Spidi & Fisch, PC, 1100 New York Avenue, N.W., Suite 340 West, Washington, D.C. 20005.

Independent Auditors
S.R. Snodgrass, A.C., 1000 Stonewood Dr., Suite 200, Wexford, PA 15090.

Registrar and Transfer Agent
Questions regarding the transfer of stock, lost certificates, address changes, and account consolidation should be addressed to American Stock Transfer & Trust Co., 59 Maiden Lane, Plaza Level, New York, NY 10038 * (800) 937-5449.

OFFICES

Nittany Bank
116 East College Avenue
State College, PA 16801

1276 North Atherton Street
State College, PA 16803

129 Rolling Ridge Drive
State College, PA 16801

2541 East College Avenue
State College, PA 16801

Nittany Asset Management
2541 East College Avenue
State College, PA 16801

Vantage Investment Advisors, LLC
2541 E. College Avenue, Suite 200
State College, PA 16801

Nittany Line – Telephone Banking
(814) 231-1800

www.nittanybank.com







Nittany Financial Corp.

and its wholly owned subsidiaries



Nittany Bank

and



Nittany Asset Management, Inc.

and

VANTAGE INVESTMENT • ADVISORS, LLC



OTC Stock Symbol — "NTNY"

116 East College Avenue ∘ State College, PA 16801

Phone: 814-234-7320

Fax: 814-234-3677

24 Hour Banking Line: 814-231-1800

Web Site: www.nittanybank.com

Email: info@nittanybank.com